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Form N-SAR for the First Investors Equity Funds 9/30/07

Sub-Item 77C:

A special meeting of shareholders of the First Investors All-Cap Growth Fund ("Fund"), a series of First Investors Equity Funds, was held on April 26, 2007.

	The proposal was to approve a subadvisory agreement among First Investors Equity Funds, First Investors Management Company, Inc. and Smith Asset Management Group, L.P. The proposal was approved with 12,662,961 shares voting for the adoption of the proposal and 218,985 shares voting against the adoption of the proposal.


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